UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On January 6, 2026, NovaBridge Biosciences issued a press release and an investor presentation, copies of which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - NovaBridge Presents Positive Givastomig Dose Expansion Data from the Phase 1b Combination Study in Patients with 1L Metastatic Gastric Cancer

99.2	Investor Presentation - January 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: January 6, 2026